David Haynes

Senior Executive - Growth & Turnaround | P&L | Transformative | Hands-on Leader | Sales Execution | Growth Strategy

Cleveland/Akron, Ohio Area

Blue Fire Beacon

Pepperdine University, The George L. Graziadio Scho...

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500+ connections

Message

Versatile and savvy commercial executive with consistent success delivering growth in diverse organizations ranging from start-ups to private equity-owned to Fortune 100 businesses, and spanning sectors including manufacturing/distribution, IoT, energy/clean tech , and enterprise softwa...

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Experience

Managing Director
Blue Fire Beacon
2015 – Present • 3 yrs
Ohio

Strategic growth and business consultant focused on helping Private Equity or privately held companies evolve and grow. Provides value by providing interim leadership or consulting services surrounding growth strategy development, product/service innovation & marketing, revenue improvement strategies, commercial effectiveness improvement, organizational transformation, and brand development.

Managing Partner
Red Fence Holdings
2018 – Present • less than a year
Cleveland/Akron, Ohio Area

Red Fence Holdings seeks to acquire and operate a small business with a history of stable and profitable operations with annual revenues between $8 million and $25 million.

Our goal is to enhance our investment, while preserving the legacy of the acquired business.

VP Innovation & Business Strategy
SmartShape Design
2016 – Present • 2 yrs
Cleveland/Akron, Ohio Area

Responsible for helping to guide businesses through strategic marketing and the application of innovation methods that tangibly identify market opportunities and drive top and bottom-line growth.

David's deep knowledge in growth strategy development, product/service innovation and marketing, and commercial effectiveness improvement provide insightful and practical perspectives that helps companies, large and small, achieve their ambitious goals.

Board Of Directors
Cleveland Whiskey, LLC
2016 – 2018 • 2 yrs
Cleveland/Akron, Ohio Area

Cleveland Whiskey has developed disruptive technology to dramatically accelerate the maturation and flavor development of distilled spirits. The Cleveland Whiskey process is Radically Different and creates a flexible and scalable "just-in-time" manufacturing environment. Our Underground Select line uses truly transformative woods and innovative technology to create a line of revolutionary new flavors that push the boundaries of traditional whiskey.

Vice President Marketing and Sales
Transtar Industries
2014 – 2015 • 1 yr
Walton Hills, Ohio

Private equity owned, global manufacturer and distributor of aftermarket and OEM automotive products. Member of the executive leadership team and reported to holding company CEO. P&L responsibilities for the $400M USA business and led direct, indirect, and e-commerce channels. Directed all commercial functions including strategy, sales (team of 250 inside/outside sales), product management and marketing, communications, retail branch operations (75 locations), e-commerce, and product fulfillment.

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Education

Pepperdine University, The George L. Graziadio School of Business and Management

Pepperdine University, The George L. Graziadio School of Business and Management
MBA

University of Saskatchewan

University of Saskatchewan
Bachelor of Engineering, Civil Engineering

Volunteer Experience

Kenston Community Education

Youth Sports Coach
Kenston Community Education
Children

Skills & Endorsements

Business Development · 41
Endorsed by **Dave Powell and 4 others who are highly skilled at this**
Endorsed by **15 of David's colleagues at Honeywell**

Strategy · 36
Endorsed by **Don Naab and 1 other who is highly skilled at this**
Endorsed by **2 of David's colleagues at Transtar Industries**

Strategic Planning · 32
Endorsed by **Robert Koblinsky, who is highly skilled at this**
Endorsed by **3 of David's colleagues at Transtar Industries**

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